UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Trading Statement

Press Release
19 January 2012

PEARSON TRADING UPDATE

Strong competitive performance in tough markets;
2011 adjusted EPS growth of approximately 10%

Pearson, the world's leading learning company, is today providing its regular January trading update. We will report preliminary results for 2011 on 27 February 2012.

In the context of significant structural industry change and generally weak market conditions, Pearson performed well competitively through the important year-end selling season. We continue to benefit from rapid growth in digital services, our expanding position in developing economies and the continuing transformation of our business portfolio. For the year as a whole, Pearson generated approximately £2bn ($3bn) of digital revenues and approximately £600m ($1bn) of revenues in emerging markets. We now expect to report 2011 adjusted earnings per share growth of approximately 10% (compared to 77.5p per share reported in 2010), ahead of our previous guidance of approximately 83p per share.

In North American education we have continued to gain market share and grow rapidly in digital learning. These strengths, together with a resilient performance from our education technology and services businesses, have enabled us to offset weak market conditions in the school and higher education publishing industries. In International education, we continued to perform well in developing markets, digital learning, assessment and English Language Teaching, while macroeconomic pressure in developed markets resulted in school publishing remaining generally subdued. Our professional education business grew in the fourth quarter, with good growth in Professional Testing and digital publishing.

At the Financial Times Group, we expect to report good growth despite weak and volatile advertising market conditions. Our digital and subscription-based revenues at both the FT and Mergermarket continued to climb.

Penguin's publishing performance was strong in our key trading season and we will report solid results despite rapid industry change and tough conditions in the physical book retail market. Penguin continues to benefit from its innovation and scale in the fast-growing digital books market.

Across Pearson, we are benefiting from recent portfolio changes, using the proceeds from disposals to invest in fast-growing businesses in developing economies and digital services. The 2011 results will show a good contribution from new bolt-on acquisitions even after expensed integration costs. Late in 2011, we completed the acquisitions of Connections Education in the US and Global Education in China, and we will therefore expense further integration costs in our education business in 2012. We also completed the sale of our 50% stake in FTSE International Limited for £450m in December 2011, providing additional headroom for further bolt-on acquisitions.

For the full year, we expect our total interest charge to adjusted earnings to be approximately £55m and our effective tax rate to be around the low end of our guidance of 22-24%. As previously stated, our interest and tax charges both contain one-off benefits in 2011.

Pearson generates approximately 60% of its sales in the US. The average £:$ exchange rate during 2011 was 1.60. The year end £:$ exchange rate was 1.55. A five cent move in the average £:$ exchange rate for the full year has an impact of approximately 1.3p on adjusted earnings per share.

ENDS

For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith                 + 44 (0)207 010 2310

Forward-looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents. Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  19 January 2012

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary